UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 000-55103

Tower One Wireless Corp.

(Translation of registrant's name into English)

Suite 600 - 535 Howe Street, Vancouver, BC  V6C 2Z4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SUBMITTED HEREWITH

99.1	NI Card for 2020 AGM.

99.2	Certificate Abridging Time for 2020 AGM.

99.3	Voting Instruction Form for 2020 AGM.

99.4	Management Information Circular for 2020 AGM.

99.5	Form of Proxy for 2020 AGM.

99.6	Interim Financial Statements for the interim period ended June 30, 2020.

99.7	Management's Discussion and Analysis for the interim period ended June 30, 2020.

99.8	Form 52-109FV2 Certification of Interim Filings of Chief Executive Officer for the interim period ended June 30, 2020.

99.9	Form 52-109FV2 Certification of Interim Filings of Chief Financial Officer for the interim period ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER ONE WIRELESS CORP.

"Santiago Rossi"
_______________________________
Santiago Rossi, CFO and Corporate Secretary
Date:  September 16, 2020